SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  27 June 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Blocklisting Interim Review and Cancellation dated 19/06/2014
99.2	Transaction in Own Shares dated 20/06/2014
99.3	Director/PDMR Shareholding dated 27/06/2014

99.1

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

InterContinental Hotels Group PLC announces that the following scheme has now closed and as a result the blocklisting associated with it has been cancelled.

The securities allotted since the previous return released on 6 January 2014 and the outstanding balance not yet issued/allotted under the blocklisting are set out below.

Date: 19 June 2014

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 2014	To:	19 June 2014
Balance of unallotted securities under scheme(s) from previous return:		94,158
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		60,370
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,788

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

InterContinental Hotels Group PLC announces that the following scheme has now closed and as a result the blocklisting associated with it has been cancelled.

The securities allotted since the previous return released on 6 January 2014 and the outstanding balance not yet issued/allotted under the blocklisting are set out below.

Date: 19 June 2014

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 January 2014	To:	19 June 2014
Balance of unallotted securities under scheme(s) from previous return:		1,213,008
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,213,008

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares ahead of Share Consolidation

The Company announces that on 20 June 2014 it acquired 8 of its own ordinary shares for cancellation at a price of 2311 pence per ordinary share.

The purchase and cancellation of shares was undertaken in connection with the share consolidation of the ordinary shares which, subject to certain conditions, is expected to become effective at 8.00 a.m. on Tuesday 1 July 2014.

Following settlement of the above purchase, the Company will hold 12,499,994 ordinary shares as treasury shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 255,793,694.

For further information, please contact:
Investor Relations (Catherine Dolton; David Kellett; Isabel Green): +44 (0)1895 512176

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ERIC PEARSON - EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	ERIC PEARSON AND KELLY PEARSON (JOINT HOLDING)		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	80,000 SHARES SOLD		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	SOLD 80,000 SHARES AT £23.50 PER SHARE		25 JUNE 2014, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	ERIC PEARSON - 131,750 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		26 JUNE 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 27 JUNE 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 June 2014